UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of September 2023

Commission File Number 001-35751

STRATASYS LTD.

(Translation of registrant’s name into English)

c/o Stratasys, Inc. 7665 Commerce Way Eden Prairie, Minnesota 55344	1 Holtzman Street, Science Park P.O. Box 2496 Rehovot, Israel 76124
(Addresses of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒  Form 40-F ☐

CONTENTS

Supplement to Joint Proxy Statement/Prospectus for Extraordinary Shareholder Meeting

On August 23, 2023, Stratasys Ltd. (“Stratasys” or the “Company”) published a press release serving as notice of its upcoming extraordinary general meeting of shareholders (the “Meeting”), which is scheduled to take place at 3:00 p.m. (Israel time)/8:00 a.m. (Eastern time) on Thursday, September 28, 2023, at Meitar Law Offices, 16 Abba Hillel Road, 10th floor, Ramat Gan 5250608, Israel. The notice was attached as Exhibit 99.1 to Stratasys’ Report of Foreign Private Issuer on Form 6-K (a “Form 6-K”), which was furnished to the Securities and Exchange Commission (the “SEC”) on August 23, 2023. Stratasys’ shareholders of record as of the close of business on Thursday, August 24, 2023 are entitled to vote at the Meeting.

As described in the notice, at the Meeting, Stratasys will present to its shareholders, among other matters, a proposal to approve certain matters to be effected in connection with the Agreement and Plan of Merger (the “Merger Agreement”), dated May 25, 2023, by and among Stratasys, Tetris Sub Inc., a wholly-owned subsidiary of Stratasys, and Desktop Metal, Inc., a Delaware corporation (“Desktop Metal”). Pursuant to the Merger Agreement, Merger Sub will merge with and into Desktop Metal (the “Merger”), with Desktop Metal surviving as a direct, wholly-owned subsidiary of Stratasys, and with Desktop Metal’s shareholders receiving 0.123 Stratasys ordinary shares in exchange for each share of Desktop Metal common stock held by them.

On August 28, 2023, Stratasys filed with the SEC, pursuant to Rule 424(b)(3) under the Securities Act of 1933, as amended (the “Securities Act”), and began mailing to its shareholders of record as of the record date for the Meeting, a joint proxy statement/prospectus (the “proxy statement/prospectus”) that serves as Stratasys’ proxy statement for the Meeting. The proxy statement/prospectus also serves as a proxy statement for a special meeting of stockholders of Desktop Metal at which the adoption of the Merger Agreement will be considered by Desktop Metal’s stockholders, and a prospectus of Stratasys under Section 5 of the Securities Act with respect to the Stratasys ordinary shares to be issued to Desktop Metal stockholders pursuant to the Agreement.

In order to supplement the information provided to Stratasys’ shareholders in advance of the vote to be held at the Meeting in respect of events that have transpired since the date of the proxy statement/prospectus, Stratasys is furnishing, as Exhibit 99.1 to this Form 6-K, a supplement to the proxy statement/prospectus (the “Supplement”). In addition to the foregoing supplemental information, the Supplement also reminds shareholders as to how to vote at the Meeting (including, to the extent applicable, whom shareholders can contact in order to change their vote in light of the disclosures added in the Supplement).

The contents of Exhibit 99.1 to this Form 6-K are hereby incorporated by reference into the Company’s Registration Statement on Form F-4 (File No. 333-272759).

Exhibit Index

Exhibit No.	Description
99.1	Supplement to the Joint Proxy Statement/Prospectus, dated August 28, 2023, for Stratasys’ Extraordinary General Meeting of Shareholders to be held on September 28, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STRATASYS LTD.

Dated: September 19, 2023	By:	/s/ Eitan Zamir
	Name:	Eitan Zamir
	Title:	Chief Financial Officer

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